Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC announces two North Sea contract renewals

    VANCOUVER, April 25 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today it has been awarded a three-
year contract renewal, plus options, by Tullow Oil Plc., for the provision of a sole-use AW139 helicopter commencing in July, 2006, and a seven-year contract renewal, plus options, by Perenco UK Limited, also for the provision of a sole-use AW139 helicopter, commencing later this year.
    Both aircraft will be based at CHC's base at North Denes, England, replacing older model aircraft. The Tullow Oil contract represents the first deployment in the North Sea of the AW139, a new medium twin-engined helicopter from Agusta S.p.A. CHC also recently began operations of the first of two
AW139 aircraft from its base at Den Helder, The Netherlands.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

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    Forward Looking Statements
    Statements in this press release contain projections and other forward-
    looking statements involving known and unknown risks and uncertainties.
    Actual terms of the contracts with Perenco UK Limited and Tullow Oil Plc.
    are subject to early termination by the customer and may vary from that implied. While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on
    Form 20-F and in other filings with the United States SEC and the
    Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
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    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President And Chief
Financial Officer, (604) 279-2494; Chris Flanagan, Director of Communications,
(604) 279-2493;
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    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 11:46e 25-APR-06